              S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

January 21, 2010

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 21, 2010 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX DEFINES SIGNIFICANT GOLD EXPLORATION TARGET AT CINCHADO GOLD PROJECT - LOS ZORROS PROPERTY, CHILE

SAMEX has identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of its Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the  San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

Item 5:

Full Description of Material Change

SAMEX DEFINES SIGNIFICANT GOLD EXPLORATION TARGET AT CINCHADO GOLD PROJECT - LOS ZORROS PROPERTY, CHILE

SAMEX has identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of its Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the  San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

In SAMEX’s proposed exploration model, the gold target is described as a thick, 400-meter by 700-meter tabular-shaped breccia zone within a largely intact, sizeable structural block.  Based on these dimensions, a 40-meter thickness and an assumed historic 3-gram gold grade of the San Pedro Mine breccia, the target area would be permissive for 30 to 40 million metric tonnes grading 2 to 3 grams/tonne gold, likely with a significant credit in copper and possibly some silver.  If drilling were to discover that the breccia extends down into a steep, large breccia pipe - which is a viable geologic possibility – the target could be considerably larger.  Readers are cautioned that the potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

A video-gram entitled “Cinchado Gold Project” and a related graphics plate with map-views, photos and cross-sections has been posted on the SAMEX website at www.samex.com.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 21st day of January, 2010.

“Larry D. McLean”

Director